UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 14D-1F
TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
FALCONBRIDGE LIMITED
(Name of Subject Company)
Ontario, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
INCO LIMITED
(Bidder)
Common Shares
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Stuart F. Feiner, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of Bidder)
Copy to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498
October 24, 2005
(Date tender offer first published, sent or given to security holders)

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
1.	Home Jurisdiction Document.
(a)	Offer to Purchase and Circular dated October 24, 2005, including Letter of Transmittal, Notice of Guaranteed Delivery, and Letter to Shareholders. (1)

(b)	Notice of Extension dated December 14, 2005. (2)

(c)	Notice of Extension dated January 19, 2006. (3)

(d)	Notice of Extension dated February 27, 2006.
2.	Informational Legends.
(a)	See the inside front cover page of the cover page of the Offer to Purchase and Circular dated October 24, 2005. (1)

(b)	See the inside front cover page of the Notice of Extension dated December 14, 2005. (2)

(c)	See the inside front cover page of the Notice of Extension dated January 19, 2006. (3)

(d)	See the inside front cover page of the Notice of Extension dated February 27, 2006.

(1)	Previously filed with the Bidder’s Schedule 14D-1F (File No. 005-62437) filed October 25, 2005.

(2)	Previously filed with the Bidder’s Amendment No. 1 to Schedule 14D-1F (File No. 005-62437) filed December 15, 2005.

(3)	Previously filed with the Bidder’s Amendment No. 2 to Schedule 14D-1F (File No. 005-62437) filed January 20, 2005.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, trust company manager, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are the subject of the Offer and it is an offence to claim otherwise.
The Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.
February 27, 2006
NOTICE OF EXTENSION
by
INCO LIMITED
in respect of its
OFFER TO PURCHASE
all of the outstanding common shares of
FALCONBRIDGE LIMITED
on the basis of, at the election of each holder,
                         (a) Cdn.$34.00 in cash; or

                         (b) 0.6713 of a common share of Inco Limited and Cdn.$0.05 in cash, for each common share of Falconbridge Limited subject, in each case, to proration as described in Inco Limited’s Offer dated October 24, 2005 (the “Original Offer”).
On February 21, 2006 Inco Limited (“Inco” or the “Offeror”) announced that it would be further extending its Original Offer, as previously extended by notices of extension dated December 14, 2005 and January 19, 2006, respectively, to purchase all of the issued and outstanding common shares of Falconbridge Limited (“Falconbridge”) (together with associated rights issued and outstanding under the shareholder rights plan of Falconbridge, the “Falconbridge Shares”) by extending the Expiry Time of the Offer to 8:00 p.m. (Toronto time) on June 30, 2006.
This notice of extension (the “Notice of Extension”) should be read in conjunction with the Offer and Circular dated October 24, 2005, as amended or supplemented by the notice of extension dated December 14, 2005 (the “First Extension”) and the notice of extension dated January 19, 2006 (the “Second Extension”), and the Letter of Transmittal and the Notice of Guaranteed Delivery that accompanied the Offer and Circular. Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Extension have the same meaning as in the Offer and Circular. The term “Offer” means the Original Offer as amended or supplemented by the First Extension, the Second Extension and this Notice of Extension.
The Offer has been extended and is now open for acceptance until 8:00 p.m. (Toronto time) on June 30, 2006 (the “Expiry Time”), unless accelerated, further extended or withdrawn.
Shareholders who have validly deposited and not withdrawn their Falconbridge Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and duly execute the Letter of Transmittal (printed on blue paper) that accompanied the Offer and Circular, or a facsimile thereof, and deposit it, together with certificates representing their Falconbridge Shares and all other documents required by the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on green paper) that accompanied the Offer and Circular, or a facsimile thereof. Any Shareholder having Falconbridge Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if he or she desires to deposit such Falconbridge Shares under the Offer.
Questions and requests for assistance may be directed to RBC Dominion Securities Inc. in Canada or RBC Capital Markets Corporation in the United States (collectively, the “Dealer Manager”), CIBC Mellon Trust Company (the “Depositary”) or MacKenzie Partners, Inc. (the “Information Agent”). Additional copies of this Notice of Extension, the First Extension, the Second Extension, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Dealer Manager, the Depositary or the Information Agent at their respective addresses shown on the last page of this document.
This Notice of Extension does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Dealer Manager for the Offer is:
RBC Capital Markets

In Canada:	In the United States:
RBC Dominion Securities Inc.	RBC Capital Markets Corporation

NOTICE TO SHAREHOLDERS IN THE UNITED STATES
      The Offer is made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular, the First Extension, the Second Extension and this Notice of Extension in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer and Circular, the First Extension, the Second Extension and this Notice of Extension have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
      Shareholders in the United States should be aware that the disposition of Falconbridge Shares and the acquisition of Inco Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in the Circular and such holders are urged to consult their tax advisors. See Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 23 of the Circular, “Certain U.S. Federal Income Tax Considerations”.
      The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Canada, that some or all of its officers and directors may reside outside the United States, that the Canadian Dealer Manager for the Offer and some or all of the experts named herein may reside outside the United States, and that a substantial portion of the assets of the Offeror and Falconbridge and the above-mentioned persons are located outside the United States.
      THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR, THE FIRST EXTENSION, THE SECOND EXTENSION OR THIS NOTICE OF EXTENSION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
      Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the Falconbridge Shares to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.
CURRENCY EXCHANGE RATE INFORMATION
      In this Notice of Extension, unless otherwise indicated, all references to “$” or “dollars” refer to United States dollars and references to “Cdn.$” refer to Canadian dollars. On February 24, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rate of the Bank of Canada was Cdn.$1.1518.
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
      This Notice of Extension contains forward-looking statements that are subject to risks and based on a number of assumptions and other factors. See “STATEMENTS REGARDING FORWARD-LOOKING INFORMATION” in the Offer and Circular.
INFORMATION CONCERNING FALCONBRIDGE
      The information concerning Falconbridge contained in the Offer and Circular, the First Extension, the Second Extension and this Notice of Extension, including information contained in Section 2 of the Circular, “Falconbridge”, and any documents filed by Falconbridge with a securities regulatory authority in Canada that are incorporated by reference therein, has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. See Section 2 of the Circular, “Falconbridge — Documents Incorporated by Reference”, Section 6 of the First Extension, “Documents Incorporated by Reference”, Section 6 of the Second Extension, “Additional Falconbridge Documents Incorporated by Reference” and Section 6 of this Notice of Extension, “Falconbridge Documents Incorporated by Reference”. Although Inco has no knowledge that would indicate any statements contained therein relating to Falconbridge taken from or based upon such documents and records are untrue or incomplete, neither Inco nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Falconbridge taken from or based upon such documents or records, or for any failure by Falconbridge to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Inco.

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NOTICE OF EXTENSION
February 27, 2006

TO:	THE HOLDERS OF COMMON SHARES OF FALCONBRIDGE
      By notice to the Depositary and as set forth in this Notice of Extension, Inco has extended its Original Offer dated October 24, 2005, as amended or supplemented by the notices of extension dated December 14, 2005 and January 19, 2006, respectively, to purchase all of the issued and outstanding Falconbridge Shares other than any Falconbridge Shares owned directly or indirectly by Inco and including Falconbridge Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of any securities of Falconbridge that are convertible into or exchangeable or exercisable for Falconbridge Shares (other than SRP Rights), on the basis of, at the election of the Shareholder:

(a)	Cdn.$34.00 in cash in respect of each Falconbridge Share held; or

(b)	0.6713 of an Inco Share and Cdn.$0.05 in cash in respect of each Falconbridge Share held, in each case, as elected by the Shareholder in the applicable Letter of Transmittal, and subject to pro ration as set out in the Original Offer.
      Except as otherwise set forth in this Notice of Extension, the terms and conditions of Inco’s offer to purchase the Falconbridge Shares as previously set forth in the Original Offer, as amended or supplemented by the First Extension and the Second Extension, continue to be applicable in all respects and this Notice of Extension should be read in conjunction with the Offer and Circular, the First Extension, the Second Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery, the provisions of which are incorporated herein by reference.
      Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Extension have the same meaning as in the Offer and Circular. The term “Offer” means the Original Offer, as amended or supplemented by the First Extension, the Second Extension and this Notice of Extension.

1.	Extension of the Offer
      Inco has extended the Offer by extending the Expiry Time for the Offer from 8:00 p.m. (Toronto time) on February 28, 2006 to 8:00 p.m. (Toronto time) on June 30, 2006. Accordingly, the definition of “Expiry Date” in the Original Offer, as amended, is deleted in its entirety and replaced with the following definition:

“	Expiry Date” means June 30, 2006 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time accelerating or extending the period during which Falconbridge Shares may be deposited under the Offer.
As a result of the extension of the Offer, as of February 20, 2006, Inco and Falconbridge further amended the Support Agreement to provide that if any Person other than Inco makes an offer to acquire the Falconbridge Shares by take-over bid, which offer has a stated expiry time that is earlier than the Expiry Time or, if the Competition Clearance Conditions (as defined in the Support Agreement) are satisfied prior to the Expiry Time, Inco may amend or vary its Offer to accelerate the Expiry Time. In addition, as a result of the regulatory developments described in Section 4 below, the Support Agreement was also amended to provide that, in the event the Competition Clearance Conditions are not satisfied or waived by the Initial Expiry Time (as defined in the Support Agreement), Inco will extend the Offer, subject to the terms and conditions of the Support Agreement, through one or more extensions for such number of days as does not exceed the lesser of: (i) 229 days from the Initial Expiry Time; and (ii) such number of days as required for the Competition Clearance Conditions to be satisfied.

2.	Withdrawal of Deposited Falconbridge Shares
      Except as otherwise provided in Section 4 of the Offer to Purchase, “Withdrawal Rights”, all deposits of Falconbridge Shares to the Offer will be irrevocable. Unless otherwise required or permitted by applicable Laws, any Falconbridge Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Falconbridge Shares have been taken up by Inco pursuant to the Offer;

(b)	if the Falconbridge Shares have not been paid for by Inco within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)	a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Inco Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

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(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Falconbridge Shares where the Expiry Time is not extended for more than 10 days);

is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by the Offeror at the date of the notice.
      Withdrawals may not be rescinded and any Falconbridge Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Falconbridge Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 3 of the Offer to Purchase, “Manner of Acceptance”.
      Shareholders are referred to Section 4 of the Offer to Purchase, “Withdrawal Rights”, for a description of the procedures for exercising the right to withdraw Falconbridge Shares deposited under the Offer.

3.	Take Up of and Payment for Deposited Falconbridge Shares
      Upon the terms and subject to the conditions of the Offer (including, without limitation, the conditions specified in Section 5 of the Offer to Purchase, “Conditions of the Offer”, and, if the Offer is further extended or varied, the terms and conditions of any such extension or variation), Inco will take up Falconbridge Shares validly deposited under the Offer and not withdrawn pursuant to Section 4 of the Offer to Purchase, “Withdrawal Rights”, not later than 10 calendar days after the Expiry Time and will pay for the Falconbridge Shares taken up as soon as possible, but in any event not later than three business days after taking up the Falconbridge Shares. Any Falconbridge Shares deposited under the Offer after the date on which Inco first takes up Falconbridge Shares will be taken up and paid for not later than 10 calendar days after such deposit.
      Shareholders are referred to Section 6 of the Offer to Purchase, “Take Up of and Payment for Deposited Shares”, for details as to the take up of and payment for Falconbridge Shares under the Offer.

4.	Recent Developments
Regulatory Clearances
      On January 27, 2006, the Canadian Competition Bureau issued a “no action” letter to Inco indicating that it does not intend to oppose Inco’s pending acquisition of Falconbridge.
      Since mid-November 2005, Inco and Falconbridge have supplied information and data in response to requests from the U.S. Department of Justice (“DOJ”) and competition authorities in Europe to enable these authorities to be in a position to determine whether they see any competition concerns associated with the pending transaction and, if they did, whether a remedy would be required to gain their clearance.
      The DOJ has recently indicated to the companies that it is still in the process of determining whether the pending transaction can be cleared without the need for any remedy. Inco and Falconbridge are also continuing to work with the DOJ on a potential remedy that Inco had indicated in October 2005 it was prepared to accept if the DOJ ultimately was to determine that such a remedy was required in order to resolve any of its competition concerns. It is currently projected that the DOJ will advise Inco and Falconbridge on its conclusions with respect to these two areas sometime in the next two months. Inco and Falconbridge continue to believe that, given the operation of the market dynamics themselves, there are no significant competitive issues and the transaction should proceed without a remedy. If, however, the DOJ, in reaching its final conclusion on this transaction, ultimately decides that there are competitive issues, Inco and Falconbridge believe that any unresolved concerns can be addressed by a mutually acceptable remedy that would be worked out with the DOJ.
      Recent meetings have also been held with the European Commission (“EC”) team reviewing the transaction. On February 24, 2006, the EC confirmed that it will proceed to a second phase review of the pending acquisition. This phase will involve the continuation of the EC’s review of the transaction for a period of up to 90 business days. During this period, Inco intends to continue to work with the EC in its evaluation of the transaction. While the EC has indicated in a press release issued on February 24, 2006 on its decision to proceed to a second phase review that it has identified certain competition issues requiring further consideration by the EC, Inco and Falconbridge continue to believe that, as indicated above, given the operation of the market dynamics themselves, there are no significant competitive issues and the transaction should proceed without a remedy. In the event that the EC were to conclude in this second phase that it has any competition concerns based upon its in-depth evaluation, Inco would intend to work with the EC to determine what remedy would be required to address such concerns and clear the transaction either before or by the end of this phase.

2

      Management’s expectations with respect to satisfaction of the Competition Clearance Conditions on a timely basis and the anticipated timing of achievement of milestones in the regulatory clearance process are subject to various risks and assumptions. See “STATEMENTS REGARDING FORWARD-LOOKING INFORMATION” in the Offer and Circular. Also see Section 6 of the Circular, “Risk Factors Related to the Offer.”

5.	Inco Documents Incorporated by Reference
      Since the Offer and Circular, the First Extension and the Second Extension were delivered to Shareholders, Inco has filed with the securities regulatory authority in each of the provinces and territories in Canada a press release dated February 14, 2006 containing financial results and information for the fourth quarter and full year ended December 31, 2005. The financial information about Inco in such press release is specifically incorporated by reference into the Circular until such time as the audited consolidated financial statements of Inco for the financial year ended December 31, 2005 have been filed with such securities regulatory authorities, at which time the financial information about Inco in such press release shall be deemed to be superseded, for purposes of the Offer and Circular, by such audited consolidated financial statements. After the date of this Notice of Extension and following the filing of such audited consolidated financial statements, Inco intends to prepare and file with such securities regulatory authorities in Canada on SEDAR selected updated pro forma consolidated financial information giving effect to the successful completion of the Offer as if the transaction had occurred as at December 31, 2005 for the purposes of the pro forma consolidated balance sheet information and as at January 1, 2005 for the purposes of the pro forma consolidated statements of income for the period ended December 31, 2005 which, when filed by Inco, shall be deemed to be incorporated by reference into, and form an integral part of, the Offer and Circular.

6.	Falconbridge Documents Incorporated by Reference
      Since the Offer and Circular, the First Extension and the Second Extension were delivered to Shareholders, Falconbridge has filed with the securities regulatory authority in each of the provinces and territories in Canada a press release dated February 8, 2006 containing financial results and information for the fourth quarter and full year ended December 31, 2005. The financial information about Falconbridge in such press release is specifically incorporated by reference into the Circular until such time as the audited consolidated financial statements of Falconbridge for the financial year ended December 31, 2005 have been filed with such securities regulatory authorities, at which time the financial information about Falconbridge in such press release shall be deemed to be superseded, for purposes of the Offer and Circular, by such audited consolidated financial statements.

7.	Variations to the Original Offer
      The Offer and Circular, the First Extension, the Second Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery shall be read together with this Notice of Extension in order to give effect to the variations in the terms and conditions of the Offer and the changes in information to the Offer and Circular set forth in this Notice of Extension.

8.	Offerees’ Statutory Rights
      Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

9.	Registration Statement Filed with the SEC
      A Registration Statement on Form F-8 under the U.S. Securities Act has been filed, which covers the Inco Shares to be issued pursuant to the Offer. The Offer and Circular do not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information. In addition to the documents listed under the heading, “Documents Filed as Part of the Registration Statement” on page 64 of the Offer and Circular (which Section is separate from and not part of the “Experts” section that immediately precedes it) and the documents listed under the heading, “Registration Statement Filed with the SEC” in each of the First Extension and the Second Extension, respectively, a second amendment to the Support Agreement has been filed with the SEC as part of the Registration Statement on Form F-8.

10.	Directors’ Approval
      The contents of this Notice of Extension have been approved, and the sending of this Notice of Extension to the Shareholders has been authorized, by the Board of Directors of Inco.

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AUDITORS’ CONSENT
      We have read the Notice of Extension of Inco Limited dated February 27, 2006, relating to the Offer and Circular furnished with Inco Limited’s Offer dated October 24, 2005 (the “Offer and Circular”) as amended by the Notice of Extension dated December 14, 2005, and the Notice of Extension dated January 19, 2006 (the “Notice of Extension”) to purchase all of the issued and outstanding common shares of Falconbridge Limited. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the Offer and Circular of our report to the shareholders of Inco Limited on the audited consolidated financial statements of Inco Limited as at December 31, 2004, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as at December 31, 2004. Our report is dated February 14, 2005.
      We also consent to the use in the Notice of Extension of our compilation report dated December 14, 2005 to the Board of Directors of Inco Limited on the pro forma consolidated balance sheet as at September 30, 2005 and the pro forma consolidated statements of earnings for the nine months then ended and for the year ended December 31, 2004.

Toronto, Ontario	(Signed) PricewaterhouseCoopers llp

February 27, 2006	Chartered Accountants

4

CERTIFICATE
      The foregoing, together with the Offer and Circular dated October 24, 2005 and the notices of extension dated December 14, 2005 and January 19, 2006, respectively, contain no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. For the purpose of the Province of Québec, the foregoing, together with the Offer and Circular dated October 24, 2005 and the notices of extension dated December 14, 2005 and January 19, 2006, respectively, do not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.
Dated: February 27, 2006

By: (Signed) Scott M. Hand	By: (Signed) Robert D.J. Davies
Chairman and Chief Executive Officer	Executive Vice President and Chief Financial Officer

By: (Signed) Chaviva Hosek	By: (Signed) Janice K. Henry
Director	Director

C-1

The Depositary for the Offer is:
CIBC MELLON TRUST COMPANY

By Mail	By Registered Mail, by Hand or by Courier

P.O. Box 1036	199 Bay Street
Adelaide Street Postal Station	Commerce Court West
Toronto, Ontario M5C 2K4	Securities Level
Toronto, Ontario M5L 1G9
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com
The Dealer Manager for the Offer is:
RBC CAPITAL MARKETS

In Canada	In the United States
RBC Dominion Securities Inc.	RBC Capital Markets Corporation
200 Bay Street, 4th Floor	Two Embarcadero Center
Royal Bank Plaza, South Tower	Suite 1200
Toronto, Ontario M5J 2W7	San Francisco, California 94111
Canada	U.S.A.
Telephone: (416) 842-7519	Toll Free: 1-888-720-1216
Toll Free: 1-888-720-1216
The Information Agent for the Offer is:
105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
(212) 929-5500 (call collect)
or
Toll-Free: (800) 322-2885 (English)

(888) 405-1217 (French)
      Any questions and requests for assistance may be directed by holders of Falconbridge Shares to the Depositary, the Dealer Manager or the Information Agent at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
The following are filed as exhibits to this Schedule:
1.1	Certificate and Consent of Qualified Person for Robert A. Horn (Goro) (1)

1.2	Certificate and Consent of Qualified Person for Dr. Wm. Gordon Bacon (Goro) (1)

1.3	Certificate and Consent of Qualified Person for Dr. Wm. Gordon Bacon (Voisey’s Bay) (1)

1.4	Certificate and Consent of Qualified Person for Lawrence B. Cochrane (Voisey’s Bay) (1)

2.1	Annual report of the Bidder on Form 10-K for the year ended December 31, 2004 (Commission File No. 001-01143) filed March 15, 2005

2.2	Material change report of the Bidder filed October 12, 2005 concerning the entering into by the Bidder and Falconbridge Limited of the Support Agreement (1)

2.3	Material change report of the Bidder filed August 9, 2005 concerning the appointment of a new Executive Vice-President and Chief Financial Officer of the Bidder effective November 1, 2005 (1)

2.4	Material change report of the Bidder filed April 19, 2005 concerning the approval of the reinstatement of a quarterly cash dividend on the Bidder’s common shares and declaration of a quarterly dividend of $0.10 per share, payable June 1, 2005 to the Bidder’s shareholders of record as of May 16, 2005 (1)

2.5	Unaudited consolidated financial statements of the Bidder, including the notes thereon, as at June 30, 2005, and for the three and six-month periods ended June 30, 2005 and 2004, incorporated by reference to Item I of Form 10-Q (Commission File No. 001-01143) filed August 3, 2005

2.6	Audited consolidated financial statements of the Bidder, including the notes thereon, and together with the auditor’s report, as at and for each of the financial years ended December 31, 2004, 2003 and 2002, incorporated by reference to Item 8 of Form 10-K (Commission File No. 001-01143) filed March 15, 2005

2.7	Management’s discussion and analysis of financial condition and results of operations of the Bidder for the year ended December 31, 2004, incorporated by reference to Item 7 of Form 10-K (Commission File No. 001-01143) filed March 15, 2005

2.8	Management’s discussion and analysis of financial condition and results of operations of the Bidder for the three and six-month periods ended June 30, 2005, incorporated by reference to Item 2 of Form 10-Q (Commission File No. 001-01143) filed August 3, 2005

2.9	Proxy circular and statement of the Bidder dated March 18, 2005 in connection with the annual and special meeting of shareholders held on April 20, 2005 (excluding the sections entitled “Report on Executive Compensation”, “Comparative Shareholder Return” and “Corporate Governance”), incorporated by reference to Exhibit 99 to Form 10-K (Commission File No. 001-01143) filed March 15, 2005

2.10	Unaudited consolidated financial statements of Falconbridge Limited, including notes thereto, as at June 30, 2005 and for the three and six-month periods ended June 30, 2005 and 2004, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on August 9, 2005

2.11	Management’s discussion and analysis of financial condition and results of operations of Falconbridge Limited for the three and six-month periods ended June 30, 2005, incorporated by reference to Exhibit 99.2 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on August 9, 2005

2.12	Audited consolidated financial statements of Noranda Inc., including notes thereto, as at December 31, 2004 and 2003 and for each of the years then ended, together with the auditors’ report thereon, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Noranda Inc. on March 31, 2005

2.13	Management’s discussion and analysis of financial condition and results of operations of Noranda Inc. for the fiscal year ended December 31, 2004, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Noranda Inc. on March 31, 2005

2.14	Schedule I to the Notices of Special Meetings and Joint Management Information Circular of Noranda Inc. and Falconbridge Limited dated June 2, 2005, being the unaudited pro forma consolidated balance sheet of Falconbridge as at March 31, 2005, the pro forma consolidated statement of operations of Falconbridge for the three months ended March 31, 2005, the pro forma consolidated statement of operations of Falconbridge for the year ended December 31, 2004, and the notes thereon, incorporated by reference to Part I of Form F-80 (Commission File No. 333-125634) filed by Noranda Inc. and Falconbridge Limited on June 8, 2005

2.15	Unaudited consolidated financial statements of the Bidder, including the notes thereto, as at September 30, 2005 and December 31, 2004, and for the three and nine-month periods ended September 30, 2005 and 2004, incorporated by reference to Item 1 of Form 10-Q (Commission File No. 001-01143) filed October 31, 2005

2.16	Management’s discussion and analysis of financial condition and results of operations of the Bidder for the three and nine-month periods ended September 30, 2005, incorporated by reference to Item 2 of Form 10-Q (Commission File No. 001-01143) filed October 31, 2005

2.17	Unaudited consolidated financial statements of Falconbridge Limited, including notes thereto, as at September 30, 2005 and for the three and nine-month periods ended September 30, 2005 and 2004, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on November 7, 2005

2.18	Management’s discussion and analysis of financial condition and results of operations of Falconbridge Limited for the three and nine-month periods ended September 30, 2005, incorporated by reference to Exhibit 99.2 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on November 7, 2005

(1)	Previously filed with the Bidder’s Schedule 14D-1F (File No. 005-62437) filed October 25, 2005.

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1.	Undertakings
(a)	The Bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)	The Bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

(c)	The Bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer’s or Bidder’s securities in connection with the offer.
2.	Consent to Service of Process
(a)	On October 25, 2005 the Bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV
SIGNATURES
     By signing this Schedule, the Bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 3 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

INCO LIMITED
By:	/s/ Stuart F. Feiner
Stuart F. Feiner
Executive Vice-President, General Counsel and Secretary

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Stuart F. Feiner
Stuart F. Feiner
Executive Vice-President, General Counsel and Secretary February 28, 2006